SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               Vanstar Corporation
                                (Name of Issuer)

                     Common Stock, $.001 Per Share Par Value
                         (Title of Class of Securities)

                                    92208M108
                                 (CUSIP Number)

                               David C. Guenthner
              Executive Vice President and Chief Financial Officer
                                  InaCom Corp.
                               10810 Farnam Drive
                      Omaha, Nebraska 68154 (402) 758-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) the following box [ ].





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CUSIP No. 92208M108                                                Page 2 of 4


         1)       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons:

                  InaCom Corp.              47-0681813

         2)       Check the Appropriate Box if a Member of a Group:
                  (a)
                  (b)
         3)       SEC Use Only:

         4)       Source of Funds:
                           WC
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)       Citizenship or Place of Organization:
                           Delaware

         Number of Shares  (7) Sole Voting Power:              8,871,623
         Beneficially      (8) Shared Voting Power:           18,544,095
         Owned by Each     (9) Sole Dispositive Power:         8,871,623
         Reporting Person (10) Shared Dispositive Power:             0
         With

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                           27,415,718

         12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*:



         13)      Percent of Class Represented by Amount in Row (11)

                           52.2%

         14)      Type of Reporting Person (See Instructions):

                           CO



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CUSIP No. 92208M108                                                 Page 3 of 4

     This Amendment No. 1 to Schedule 13D is filed solely to add as Exhibit 5 thereto, the Registration Rights Agreement dated October 8, 1998 between InaCom Corp. and Warburg, Pincus Capital Company, L.P.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         5. Registration Rights Agreement dated October 8, 1998 between InaCom Corp. and Warburg, Pincus Capital Company, L.P.


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CUSIP No. 92208M108                                                Page 4 of 4


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Statement is true, complete and correct.

         DATED this 20th day of October, 1998.

                                              INACOM CORP.

                                                  /s/ David C. Guenthner
                                           By:_____________________________
                                              David C. Guenthner
                                              Executive Vice President and
                                              Chief Financial Officer


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